Exhibit (a)(1)(E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

CEC Entertainment, Inc.

at

$54.00 NET PER SHARE

by

Q Merger Sub Inc.

a wholly-owned subsidiary of

Queso Holdings Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M.,

NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 14, 2014,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 16, 2014

To Our Clients:

Enclosed for your consideration is the Offer to Purchase dated January 16, 2014 (the “Offer to Purchase”) and a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Q Merger Sub Inc., a Kansas corporation (the “Offeror”) and a wholly owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”) to purchase all outstanding shares of common stock, par value $0.10 per share (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”) and Computershare Trust Company, N.A., as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”), at a purchase price of $54.00 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal enclosed herewith.

The Offer is being made for shares of Common Stock and any associated Rights. In order to be valid, any tender of shares of Common Stock must include a tender of any and all Rights associated with such shares of Common Stock. To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event (as defined in Section 11—“The Merger Agreement and Other Agreements” of the Offer to Purchase), a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of the certificates representing the related Rights. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock.

We or our nominees are the holder of record of Shares for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is directed to the following:

1.	The offer price is $54.00 per Share, net to you in cash, without interest and subject to deductions for any required withholding of taxes.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 15, 2014 (the “Merger Agreement”), by and among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, the Offeror will make the Offer and, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of each of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Kansas General Corporation Code (“KGCC”), the Offeror will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Parent, the Offeror or the Company, all of which will be cancelled for no consideration, and other than shares of Common Stock that are held by stockholders, if any, who properly perfect their dissenters’ rights under the KGCC), will be cancelled and converted into the right to receive the Offer Price, without interest and subject to deduction for any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. See Section 11—“The Merger Agreement and Other Agreements”—of the Offer to Purchase.

4.	The board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, (ii) resolved to direct that the Merger Agreement be submitted to the stockholders of the Company for adoption and approval if the vote of the stockholders of the Company is required by applicable law in order to consummate the Merger, and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement if the vote of the stockholders of the Company is required by applicable law in order to consummate the Merger, in each case on the terms and subject to the conditions of the Merger Agreement.

5.

The Offer and withdrawal rights will expire at 9:30 a.m., New York City time, on February 14, 2014, unless the Offer is extended or earlier terminated (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the “Offer Expiration Date”). Previously tendered Shares may be withdrawn at any time prior to the Offer Expiration Date and, if we have not made payment for your Shares by March 17, 2014, you may withdraw them at any time until payment is made. In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the Offeror may, and in certain instances is required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement, without the consent of the Company: (i) if at any then-scheduled expiration of the Offer, any Offer Condition is not then satisfied or waived, we must extend the Offer on one or more occasions for consecutive periods of at least two but not more than ten business days (in our sole discretion), or for such longer period(s) as we and the Company otherwise agree, up until July 14, 2014 (which date may be extended by up to sixty days by the mutual written consent of Parent and the Company), in order to permit the Offer Condition(s) to be satisfied; (ii) if, less than five business days prior to any then-scheduled expiration of the Offer, we have received the cash proceeds of the debt financing (or any alternate debt financing) and/or we have entered into definitive financing agreements, collectively in an amount sufficient to fund the transactions contemplated by the Merger Agreement, which amount will be available to Parent at the Offer Closing, subject only to consummation of the Offer Closing and the Closing and all of the Offer Conditions have been satisfied or waived, then we have the right to extend the Offer for a period of up to five business days; and (iii) we must extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of the New York Stock Exchange applicable to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date or the previously scheduled termination of any subsequent offering period, as applicable, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended. The procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”—of the Offer to Purchase may not be used during any subsequent offering period.

6.	The Offeror will pay all stamp transfer taxes applicable to the purchase of Shares by the Offeror pursuant to the Offer, except as otherwise provided in the Letter of Transmittal.

7.	Tendering stockholders who are registered stockholders or who tender their Shares directly to Computershare will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on Offeror’s purchase of Shares pursuant to the Offer.

8.	See Section 5—“Certain United States Federal Income Tax Consequences”—of the Offer to Purchase, which sets forth important information with respect to U.S. federal income tax consequences.

The Offer is conditioned upon, among other things, there being there being validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the Offer Expiration Date a number of shares of Common Stock which, when added to the Shares owned by Parent and its Affiliates (as defined in the Merger Agreement) represents at least a majority of the Shares then outstanding determined on a fully-diluted basis on the date of purchase. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 14 of the Offer to Purchase—“Certain Conditions of the Offer”—which set forth in full the conditions to the Offer.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope to return your instructions to us is also enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Offer Expiration Date.

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

CEC Entertainment, Inc.

at

$54.00 NET PER SHARE

by

Q Merger Sub Inc.

a wholly owned subsidiary of

Queso Holdings Inc.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated January 16, 2014 and the related Letter of Transmittal in connection with the offer by Q Merger Sub Inc., a Kansas corporation (the “Offeror”) and a wholly owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”) to purchase all outstanding shares of common stock, par value $0.10 per share, (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”) and Computershare Trust Company, N.A., as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company, at a purchase price of $54.00 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal enclosed herewith.

This will instruct you to tender to the Offeror the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

SIGN HERE

Account No.:
Dated: , 2014
Signature(s)
Number of Shares to be Tendered:
Shares*

Print Name(s) and Address(es)

Area Code and Telephone Number(s)

Taxpayer Identification or Social Security Number(s)

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.